Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-170333

January 13, 2012

DuPont Fabros Technology, Inc.

7.625% Series B Cumulative Redeemable Perpetual Preferred Stock

Pricing Term Sheet

January 13, 2012

Issuer:	DuPont Fabros Technology, Inc.

Size:	2,600,000 shares (2,990,000 shares if the option to purchase additional shares is fully exercised)

Maturity:	Perpetual

CUSIP/ISIN:	26613Q 304/US26613Q3048

Trade Date:	January 13, 2012

Settlement Date:	January 19, 2012

Ratings*:	Ba2 (Expected) / B- / NR

Price to Public:	$25 per share

Liquidation Preference:	$25 per share plus accrued and unpaid dividends

Dividend:	7.625% per annum (or $1.90625 per share). The first dividend will be for a full quarter, and will be paid on April 16, 2012

Dividend Payment Dates:	January 15, April 15, July 15 and October 15, beginning April 16, 2012 since April 15, 2012 is a Sunday

Optional Redemption:	On and after March 15, 2016, redeemable in whole or in part at the option of the Issuer at a redemption price equal to $25 per share plus any accrued and unpaid dividends

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), the Issuer will have the option to redeem the Series B Preferred Stock, in whole, at any time, or in part, from time to time, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. If the Issuer exercises its special optional redemption right in connection with a Change of Control in whole within 30 days following the occurrence of a Change of Control, holders of the Series B Preferred Stock will not have the Change of Control Conversion Right (as defined below). If the Issuer provides holders of the Series B Preferred Stock with a notice of their right to exercise the Change of Control Conversion Right, the Issuer may no longer exercise its special optional redemption right until the time period during which holders of Series B Preferred Stock may exercise their Change of Control Conversion Right has expired.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of the Series B Preferred Stock will have the right (subject to the Issuer’s special optional redemption right to redeem the Series B Preferred Stock) to convert some or all of their Series B Preferred Stock into a number of shares of the Issuer’s common stock, par value $0.001 per share (the “Change of Control Conversion Right”), equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) $25.00, plus (y) an amount equal to any accrued and unpaid dividends, whether or not declared, to, but not including, the Change of Control Conversion Date (as defined below), (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Preferred Stock dividend payment date, in which case the amount pursuant to this clause (i)(y) shall equal $0.00 in respect of such dividend) by (ii) the Common Stock Price (as defined below), and (B) 2.105 (the Share Cap), subject to certain adjustments and provisions for the receipt of alternative consideration of equivalent value. If the Issuer exercises its special optional redemption right (by sending the required notice) within 30 days following the occurrence of a Change of Control to redeem all of the outstanding Series B Preferred Stock, the holders of the Series B Preferred Stock will not have any Change of Control Conversion Right.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series B Preferred Stock when the following has occurred:

(i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities listed on the New York Stock Exchange, or the NYSE, the NYSE Amex Equities, or NYSE Amex, or the NASDAQ Stock Market, or NASDAQ, or listed on an exchange that is a successor to the NYSE, NYSE Amex or NASDAQ.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of common stock, (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash, the average of the closing price per share of the Issuer’s common stock on the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, and (iii) if there is not a readily determinable closing price for the Issuer’s common stock, the fair market value of the alternative form consideration received in the Change of Control per share of common stock as determined by the Issuer’s Board of Directors or a committee thereof.

The “Change of Control Conversion Date” will be a business day that is no less than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series B Preferred Stock.

Listing:	The Issuer has filed an application with the NYSE to list the additional shares.

Joint Bookrunners:	Barclays Capital Inc., Raymond James & Associates, Inc., Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated.

Co-Manager:	KeyBanc Capital Markets Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities, and may be subject to change or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., 888-603-5847 or Raymond James & Associates, Inc., 800-248-8863.